Exhibit 8

List of Principal Subsidiaries

of

Gruma, S.A.B. de C.V.

Subsidiary	Jurisdiction of Incorporation
Gruma Corporation	Nevada, United States
Azteca Milling, L.P.	Nevada, United States
Compañía Nacional Almacenadora, S.A. de. C.V.	Mexico